FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, February 21, 2008

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2007
 (Unaudited - All dollar amounts are expressed in U.S. dollars, except as otherwise indicated.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces net earnings of $563.6 million for the fourth quarter of 2007 and $1,095.8 million for the 2007 year ($30.15 and $58.38 per diluted share, respectively), reflecting record investment income as well as increased underwriting profit generated by the company’s insurance and reinsurance operations.

“Our results in 2007 were the best in our twenty-two year history,” said Prem Watsa, Chairman and Chief Executive Officer. “As a result of exceptional performance by our operating and investment teams, we achieved record earnings in excess of $1 billion, driven by $281 million of underwriting profit produced by our insurance and reinsurance operations and record investment income, resulting in a 49% increase in our book value per share to $230.01. Also, we ended the year with almost $1 billion in cash and marketable securities at the holding company.”

Fairfax’s insurance and reinsurance operations generated favourable underwriting results in 2007, including the positive effect of net favourable development of prior years’ claims reserves, notwithstanding the anticipated continued broad softening in 2007 in commercial insurance and reinsurance classes and lines of business. The combined ratios of Fairfax’s insurance and reinsurance operations were 93.0% and 94.0% for the 2007 fourth quarter and year respectively, compared to 89.0% and 95.5% for the 2006 fourth quarter and year respectively. Fairfax’s insurance and reinsurance operations produced an aggregate underwriting profit of $281.3 million in 2007, compared to an aggregate underwriting profit of $212.6 million in 2006.

Record investment income of $1,104.9 million in the fourth quarter of 2007 and $2,400.4 million for the year, compared to $234.5 million in the fourth quarter of 2006 and $1,512.1 million in 2006, included fourth quarter net gains of $705.2 million related to credit default swaps, and for the 2007 year included net gains of $1,145.0 million related to credit default swaps and the previously reported $220.5 million gain on the sale of the company’s investment in Hub International Limited in the second quarter of 2007.

During the year ended December 31, 2007, Fairfax sold $965.5 million notional amount of credit default swaps for proceeds of $199.3 million and net gains on sale of $184.7 million. The net mark-to-market gain recorded for the year ended December 31, 2007 on the remaining $18.5 billion notional amount of credit default swaps was $960.3 million. In the first quarter of 2008, up to February 15, Fairfax sold an additional $2.7 billion notional amount of credit default swaps (including virtually all of its credit default swaps referenced to U.S. monoline bond insurers) for proceeds of $651.1 million and net gains on sale (being gains in excess of the mark-to-market value as at December 31, 2007) of $150.9 million. The net mark-to-market gain for the January 1 to February 15, 2008 period on the $18.0 billion notional amount of credit default swaps remaining at February 15, 2008 (including 2008 purchases of $2.2 billion notional amount of credit default swaps for $62.1 million) was $596.5 million, bringing total net gains related to credit default swaps for this period to $747.4 million. The fair value of the $18.0 billion notional amount of credit default swaps remaining at February 15, 2008 was $1,277.6 million. The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

The significant investment gains, combined with improved underwriting results, allowed Fairfax to strengthen its financial position during 2007. Corporate liquidity was strengthened by 2007 financial performance, as Fairfax ended 2007 with $971.8 million of cash, short term investments and marketable securities at the holding company level, increased from $767.4 million at the end of 2006. Fairfax reduced holding company debt by $122.8 million during the year to $1,255.8 million from $1,378.6 million (pro forma the adoption of the new accounting standards described in note 2 to the consolidated financial statements), and by virtue thereof and of its increased equity, improved its total debt to total capital ratio from 35.7% at the end of 2006 (on the above pro forma basis) to 27.1% at the end of 2007. (Subsequent to year-end, the holders of the $188.5 million outstanding principal amount of Fairfax’s 5% convertible debentures due July 15, 2023 converted their debentures into 886,888 subordinate voting shares of the company, resulting in a pro forma total debt to total capital ratio of 25.4% as at December 31, 2007 after giving effect to the reduction of holding company debt and the increase in shareholders’ equity as a result of the conversion.)

Other 2007 highlights included the following:

•
Net premiums written during 2007 decreased to $4.5 billion from $4.8 billion, primarily as a result of the insurance and reinsurance operating companies’ disciplined response to the deteriorating pricing and intensifying competition associated with the softening underwriting cycle.

•
Total interest and dividend income increased to $761.0 million in 2007 from $746.5 million in 2006, with the effect of increased investment portfolios arising from positive cash flows from operations and the realization of investment gains partially offset by the impact of lower short term interest rates.

•
Net gains on investments in 2007 increased to $1,639.4 million (including $1,232.7 million of net gains on sales and mark-to-market adjustments related to credit default swaps and other derivative securities) from $765.6 million in 2006 (which included $251.0 million of net losses related to derivative securities).

•
Runoff had 2007 pre-tax income of $187.6 million, including pre-tax net investment gains of $291.8 million principally related to net gains on credit default swaps, compared to a 2006 pre-tax loss of $382.2 million, which included a $412.6 million pre-tax loss on the commutation of the Swiss Re corporate adverse development cover.

•
Consolidated cash and investments increased to $19.0 billion at December 31, 2007 from $16.8 billion at the end of 2006 (net of $1,062.8 million and $783.3 million, respectively, of liabilities for short sale and derivative obligations).

•
The company completed two debt refinancings during the second quarter that extended the maturity profile of its outstanding debt. Fairfax completed an exchange offer wherein $282.6 million principal amount of 7¾% notes due 2012 were exchanged by noteholders for $282.6 million principal amount of its 7¾% notes due 2017 and cash payments aggregating $15.0 million, as a result of which, apart from $181.6 million principal amount of debt maturing in 2012, the holding company has no significant debt maturities until 2017. Crum & Forster completed a tender offer that retired $295.7 million principal amount of its 10⅜% notes due 2013 for consideration of $325.7 million, and an offering of $330.0 million principal amount of 7¾% notes due 2017 at an issue price of 100%.

•
Total common shareholders’ equity increased to $4.1 billion at December 31, 2007 from $2.7 billion at December 31, 2006, and book value per basic share increased by 48.7% to $230.01 at December 31, 2007 from $154.63 (adjusted for the adoption of the new accounting standards described in note 2 to the consolidated financial statements) at December 31, 2006, principally as a result of 2007 earnings.

Following is a summary of Fairfax’s fourth quarter and fiscal year financial results:

	Fourth Quarter		Year
	(unaudited - $ millions except per share amounts)
	2007	2006	2007	2006

Total revenue	2,407.4	1,638.5	7,483.7	6,803.7

Earnings before income taxes and non-controlling interests	1,034.8	262.9	2,160.4	878.6

Net earnings	563.6	159.1	1,095.8	227.5

Net earnings per basic share	$31.71	$8.81	$61.20	$12.17
Net earnings per diluted share	$30.15	$8.45	$58.38	$11.92

Combined ratios of the company’s insurance and reinsurance operations were as follows:

	Fourth Quarter		Year
	2007	2006	2007	2006

Insurance – Canada (Northbridge)	99.8%	94.3%	92.3%	98.0%
– U.S. (Crum & Forster)	88.0%	75.9%	93.5%	92.3%
– Asia (Fairfax Asia)	41.0%	45.3%	70.4%	78.4%
Reinsurance – OdysseyRe	93.8%	94.9%	95.5%	96.5%
– Group Re	96.0%	98.7%	95.6%	95.7%
Consolidated	93.0%	89.0%	94.0%	95.5%

There were 17.7 and 17.8 million weighted average shares outstanding during 2007 and 2006, respectively (17.7 and 17.7 million during the fourth quarters of 2007 and 2006, respectively). At the end of 2007, there were 17,666,790 shares effectively outstanding.

The fourth quarter and full year consolidated balance sheets, consolidated statements of earnings, consolidated statements of shareholders’ equity and consolidated statements of cash flows for 2007 and 2006 (unaudited except for full year 2006) and the notes to these consolidated financial statements, followed by management’s discussion and analysis of financial condition and results of operations, can be accessed at Fairfax’s website www.fairfax.ca under “Financials – Interim Reports”.

As previously announced, Fairfax will hold a conference call to discuss its year-end results provided in this announcement at 8:30 a.m. Eastern time on Friday, February 22, 2008. The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 593-7169 (Canada or U.S.) or 1 (210) 234-0013 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 7, 2008. The replay may be accessed at (800) 327-0498 (Canada and U.S.) or 1 (203) 369-3246 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact Greg Taylor, Chief Financial Officer, at (416) 367-4941.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.